Citigroup Managed Futures LLC
                           399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated Junr 30, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                     Citigroup Diversified Futures Fund L.P.
                                    June 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $881.71 per unit at the end of June, up 3.1% for the month.

The Fund performed well during June with gains primarily attributable to trading in global fixed income, currency and stock index markets. Profits were tempered by smaller offsetting losses in the agricultural, energy and metals sectors.

The prevailing driver of financial market trends is the continued relative strength of the U.S. economy versus that of the core Eurozone countries. In currencies, long dollar positions continued to generate profits as the U.S. dollar rose to nine-month highs against the Euro and Swiss franc. In global fixed income markets the Fund capitalized on rallies in European bond markets on mounting speculation for rate cuts by the European Central Bank and Bank of England. Additional profits were earned in stock index trading as U.S. stocks fell during the month and European stocks rallied.

Partially offsetting the month's gains were losses in the energy sector as volatility dominated the markets. Prices rallied during the first half of the month on expectations that increased global demand for oil would reach record highs; however, prices fell towards the end of the month as many speculators booked profits. Small losses were incurred in grain markets, where sharp price reversals against prevailing trends occurred as a result of changing weather conditions in the U.S. Midwest. The precious and base metals markets also experienced unfavorable reversals and range bound price patterns throughout the month, resulting in nominal losses.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                             For the Period June 1,
                              Through June 30, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized gains from trading            $32,282,328       3.99%
Change in unrealized gains/losses
     from trading                         (603,932)     (0.07)
                                        ----------       -----
                                        31,678,396       3.92
Less, Brokerage commissions
     and clearing fees ($467,878)        4,466,770       0.55
                                         ---------       -----
Net realized and unrealized gains       27,211,626       3.37
Interest Income                          1,505,164       0.19
                                        ----------       -----
                                        28,716,790       3.56
                                        ----------       -----
Less, Expenses:
     Management fees                     1,306,752       0.16
     Incentive fees                      2,370,263       0.29
     Other expenses                        162,571       0.04
                                         3,839,586       0.49
                                        ----------       -----
Net income                              24,877,204       3.07%
                                                         ====
Additions (17,990.6925 L.P. units
at May 31, 2005 net asset
value per unit of $855.22)              15,386,000
Redemptions (12,935.2004 L.P. units
at June 30, 2005 net asset
value per unit of $881.71)             (11,405,096)
                                       ------------
Increase in net assets                  28,858,108
Net assets May 31, 2005                787,001,637
                                       -----------
Net assets June 30, 2005              $815,859,745
                                       ===========
Net Asset Value per unit
  ($815,859,745 / 925,525.0669 Units)       $881.51
                                             ======
Redemption value per unit  (Note 1)         $881.71
                                             ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $881.71.

The net asset value per unit of $881.51 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By: /s/ Daniel R. McAuliffe, Jr.
         -------------------------
         Daniel R. McAuliffe, Jr.
         Chief Financial Officer and Director
         Citigroup Managed Futures LLC
         General Partner, Citigroup
         Diversified Futures Fund L.P.